

computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on May 5, 2017

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all registered owners must sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with your signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. The signature(s) on the proxy must match the shareholder name(s) printed at the top of the form.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Mountain Time, on Wednesday, May 3, 2017.

VOTE BY MAIL BY RETURNING THE PROXY IN THE INCLUDED ENVELOPE OR BY TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

 **To Vote By Telephone**

- Call the number listed BELOW from a touch tone telephone.

  1-866-732-VOTE (8683) Toll Free

 **To Vote By Internet**

- Go to the following web site: www.investorvote.com
- **Smartphone?**
  Scan the QR code to vote now.



 **To Receive Documents Electronically**

- You can enroll to receive future shareholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. (see reverse)

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01ATUA




Appointment of Proxyholder

I/We, being shareholder(s) of Enerplus Corporation (the "Corporation") hereby appoint: Ian C. Dundas, the President & Chief Executive Officer of the Corporation, or failing him, **David A. McCoy,** the Vice-President, General Counsel & Corporate Secretary of the Corporation

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual Meeting of shareholders of **the Corporation** (the "**Meeting**") to be held at the Calgary Telus Convention Centre, Glen 206 Room, 120-9th Avenue S.E., Calgary, Alberta on Friday, May 5, 2017 at 10:00 AM (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY `HIGHLIGHTED TEXT` **OVER THE BOXES.**

1. Election of Directors

[ ] Vote **For** all nominees listed below (or vote for individual nominees below)

	For	Withhold		**For**	Withhold		**For**	Withhold
01. DAVID H. BARR	[ ]	[ ]	02. MICHAEL R. CULBERT	[ ]	[ ]	03. IAN C. DUNDAS	[ ]	[ ]
04. HILARY A. FOULKES	[ ]	[ ]	05. ROBERT B. HODGINS	[ ]	[ ]	06. SUSAN M. MACKENZIE	[ ]	[ ]
07. ELLIOTT PEW	[ ]	[ ]	08. GLEN D. ROANE	[ ]	[ ]	09. SHELDON B. STEEVES	[ ]	[ ]

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	For	Withhold
2. Appointment of Auditors To appoint **Deloitte LLP**, Independent Registered Public Accounting Firm, as auditors of the Corporation.	[ ]	[ ]

	For	Against
3. Approve all unallocated restricted share unit awards and performance share unit awards To consider and, if thought advisable, pass an ordinary resolution, the text of which is set forth in the Information Circular and Proxy Statement of the Corporation, to approve all unallocated restricted share unit awards and performance share unit awards under the Corporation's share award incentive plan.	[ ]	[ ]
4. Advisory Resolution on Executive Compensation To vote, on an advisory, non-binding basis, on an ordinary resolution, the text of which is set forth in the Information Circular and Proxy Statement of the Corporation, to accept the Corporation's approach to executive compensation.	[ ]	[ ]

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

Computershare Trust Company ("Computershare") is seeking consent on behalf of the Corporation. By marking the box below consenting to electronic delivery: (i) I consent, until my consent is revoked by me, to receiving all future materials required to be delivered by the Corporation to its securityholders under applicable corporate or securities laws, including, without limitation, any notice of meeting, management proxy circular, form of proxy, "notice-and-access" notice, interim financial statements and related management's discussion and analysis, annual financial statements and any other securityholder communications ("Securityholder Communication Materials") to which I am entitled as a shareholder electronically rather than by mail; (ii) I understand and agree that, after my consent has been given and the Corporation has filed the documents with applicable securities regulatory bodies, the Corporation or its agent, including Computershare, may notify me that a document which I am entitled to receive is available electronically at the Corporation's or its agent's (including Computershare's) website with a link to that specific page of the website containing the document. I agree that such notification will be sent to me either at the email address or by mail; (iii) I acknowledge that access to the Internet, email and the worldwide web are required for me to access a document electronically and I confirm that I have such access; (iv) I understand and agree that any email notice or other notification will contain the web address (or a hyperlink) identifying where the documents to be delivered electronically are located. By accessing the website information which I will be provided under (ii) above, I can access, view, download and print a paper document from my computer. A document distributed electronically will be in Portable Document Format (PDF). Adobe Acrobat Reader® software is required to view a document in PDF format (Adobe Acrobat Reader® is the registered trademark of Adobe Systems Incorporated.); (v) I understand that I may request a paper copy of a document for which I have consented to electronic delivery by contacting the Corporation or its agent, including Computershare, at the telephone number, fax number, email address or mailing address set forth elsewhere on this form. I understand and agree that at any time and without giving me advance notice, the Corporation may elect not to provide me an electronic version of the document, in which case a paper copy of the document will be mailed to me. If a document intended to be provided to me electronically is not available electronically, a paper copy of the document will be mailed to me; (vi) I understand that the Corporation, its agent, including Computershare, as applicable, will maintain on the website provided to me any document provided to me electronically for not less than one year from the date of its posting; (vii) I understand that I may revoke or modify my consent any time by notifying the Corporation or its agent, including Computershare, by fax, email or mail using the contact information set elsewhere on this form. I understand that if I wish to revoke or modify my consent, I must notify the Corporation or its agent, including Computershare. Such change, revocation or modification must actually be received and acknowledged by the Corporation or its agent in order for it to be effective; and (viii) I understand that I am not required to consent to electronic delivery. I am a registered shareholder of the Corporation. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" and, on those terms, I consent to the electronic delivery of the Securityholder Communication Materials.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

[ ] **Annual Financial Statements** – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

[ ] **Interim Financial Statements** – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.

[ ] **Securityholder Communication Materials** – Mark this box if you consent to the electronic delivery by the Corporation of all future materials required to be delivered to securityholders under corporate and securities laws as described under the "Consent to Electronic Delivery of Documents" above, which you acknowledge that you have read and agreed to.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

[ ] ERJQ   219826   AR3



01ATVB